Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

SolarBank Corporation (the “Company” or “SolarBank”) 505 Consumers Road, Suite 803

Toronto, Ontario M2J 4Z2

2.	Date of Material Change

June 5, 2025

3.	News Release

A news release announcing the material change was disseminated on June 5, 2025 via Cision.

4.	Summary of Material Change

The Company announced that it has entered into an equity distribution agreement (the “Distribution Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), Research Capital Corporation (“RCC”), Research Capital USA Inc. (together with Wainwright and RCC, the “Agents”) to renew the Company’s at-the-market equity program (the “ATM Program”).

5.1	Full Description of Material Change

The Company announced that it had entered into the Distribution Agreement with the Agents to renew the ATM Program. There can be no assurance that the Company will issue and sell any common shares under the ATM Program. The timing of any sales and the number of shares sold, if any, will depend on a variety of factors to be determined by the Company.

Under the Distribution Agreement, the Company may issue common shares of the Company having an aggregate offering price of up to US$15,000,000 (the “Offered Shares”) under the ATM Program. The Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company’s discretion. The Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Since the Offered Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The Company intends to use the net proceeds from sales of Offered Shares under the ATM Program, if any, to advance the Company’s business objectives and for general corporate purposes, including, without limitation, funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions.

Sales of Offered Shares, if any, will be made through the Agents in transactions that are deemed to be “at- the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions and an “at-the-market offering” as defined in Rule 415(a)(4) under the United States Securities Act of 1933, as amended, on the Cboe Canada Inc. and the Nasdaq Stock Market, or any other applicable “marketplace” for the common shares in Canada. The Company is not obligated to make any sales of Offered Shares under the Distribution Agreement.. The Company will pay the Agents a commission of up to 3.0% of the gross offering proceeds from each sale of Offered Shares and has agreed to provide the Agents with customary indemnification and contribution rights. The Company will also reimburse the Agents for certain specified expenses in connection with the entering into and performance of the Distribution Agreement.

The ATM Program is being made in Canada pursuant to a prospectus supplement dated June 5, 2025 (the “Prospectus Supplement”) to the Company’s final short form base shelf prospectus dated May 7, 2025 (the “Base Prospectus”), and in the United States pursuant to a prospectus supplement dated June 5, 2025 (the “U.S. Prospectus Supplement”) to the Company’s final base shelf prospectus contained in the Company’s effective registration statement on Form F-10 (File No. 333-287070) (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”). Prospective investors should read the Base Prospectus, the Prospectus Supplement and other documents the Company has filed with the SEC (some of which are incorporated by reference into the Base Prospectus and the Prospectus Supplement) for more complete information about the Company and the ATM Program, including the risks associated with investing in the Company.

5.2	Disclosure for Restructuring Transactions

Not Applicable

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sam Sun, Chief Financial Officer

(416) 494-9559

sam.sun@solarbankcorp.com

9.	Date of Report

June 9, 2025

FORWARD-LOOKING STATEMENTS

This material change report contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this material change report contains forward-looking statements including statements with respect to the Offered Shares sold under the ATM Program; the use of proceeds from any such sale of Offered Shares; the use by the Company of the ATM Program; future development, production, cash flow and other anticipated or possible future developments of the Company’s business as well as those listed under “Caution Regarding Forward- Looking Statements” and “Risk Factors” in the Base Prospectus, and other public filings of the Company. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this material change report should not be unduly relied upon. These statements speak only as of the date of this material change report.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this material change report are expressly qualified in their entirety by this cautionary statement.